Exhibit 99.1

ING posts 2Q2021 net result of €1,459 million 2Q2021 result before tax of €2,065 million; capital position strengthens to 15.7% • Growth in fee income of 18.3% year - on - year, especially in daily banking and investment products. Net interest income declined due to liability margin pressure. • Net release of risk costs following an update of macroeconomic indicators. Expenses remained under control. • Shareholder distribution of €3,618 million after 30 September 2021 More customers choose ING as their primary bank; lending decreases • Primary customer base rose by 281,000 in 2Q2021 to 14.0 million. • Net core lending growth of € - 3.7 billion in 2Q2021 due to repayments; improvement in lending margin. Net core deposits growth of €4.9 billion. CEO Statement “I’m pleased with another set of resilient results in the second quarter,” said ING CEO Steven van Rijswijk. “Fee income of €855 million was in line with the strong result in the fi rst quarter, while net interest income and in particular our liability margin remained under pressure. The improving economic environment meant that risk costs were signi fi cantly reduced, and expenses are developing in the right direction, which I will continue to monitor closely. “I’m encouraged by the growth in primary customers, and we continue to see high demand from retail customers for digital investment products, which complement our savings product o ﬀ ering. An example is ‘Komfort - Anlage’ (‘Comfort Investing’), launched in Germany during the second quarter. ‘Komfort - Anlage’ empowers customers to invest online in one of seven funds that best matches their risk appetite, and features enhanced digital and video interaction capabilities to provide customers with advice when needed. “In addition to diversifying income, we continued to take steps to future - proof our business and optimise capital allocation by making decisions on where and how we serve customers. We’ve reached an agreement to transfer our retail banking operations in Austria to bank99, the digital banking arm of the national postal service Österreichische Post. And the transfer of our retail customers in the Czech Republic is proceeding smoothly, with around half of customers and 60% of client balances migrated to Rai ﬀ eisenbank. We’re also conducting a strategic review of our retail banking business in France. I know these changes cause uncertainty for our colleagues and I’m grateful for their continued commitment. “The e ﬀ ects of climate change are increasingly apparent, and taking action becomes more urgent by the day. I believe that for climate action to be successful, with the goal of net zero emissions by 2050, a concerted collaborative e ﬀ ort is needed from all sectors of society. That’s why ING has committed to the Net - Zero Banking Alliance. The pathway to net zero brings many opportunities for fi nancing and investing in the necessary transition, and in the fi rst half of 2021 we supported 133 sustainability deals. An example is the US$401 million Infrastructure Asset - Backed Securitised (IABS) issuance by Singapore - based Bayfront Infrastructure Management. This was the fi rst public securitisation with a sustainability tranche, for which ING acted as Joint Global Coordinator and Sole Sustainability Structuring Advisor. “We will distribute € 3 , 618 million after 30 September 2021 . We will pay an amount of € 0 . 48 per share in October 2021 and make an additional distribution of € 1 , 744 million related to the amount reserved over 2019 . The latter will be in the form of cash and/or a share buyback, subject to relevant approvals . “With the pandemic continuing to a ﬀ ect life and business, I want to once again thank all ING colleagues, more than 80 % of whom are still working from home, as they continue to help customers through these challenging times . ” Investor enquiries E: investor.relations@ing.com Press enquiries T: +31 (0)20 576 5000 E: media.relations@ing.com Analyst call 6 August 2021 at 9:00 am CET +31 (0)20 341 8221 (NL) +44 203 365 3209 (UK) +1 866 349 6092 (US) Live audio webcast at www.ing.com Media call 6 August 2021 at 11:00 am CET +31 (0)20 531 5855 (NL) +44 203 365 3210 (UK) Live audio webcast at www.ing.com Press release ING Corporate Communications Amsterdam, 6 August 2021

Business Highlights

Primary customers	Net result	CET1 ratio
14.0 mln	**€1,459 mln**	**15.7%**
+281,000 vs 1Q2021	+388% vs 2Q2020	+0.2%-point vs 1Q2021
Mobile-only customers	**Cost of risk**	**Reserved profit for future distribution**
47%	**-6 bps**	**€4,031 mln**
in % of total active customers vs 43% in 1Q2021	of average customer lending vs 85 bps in 2Q2020	

Customer experience

NPS score:
ranked #1 or #2 in 7 out of 12
Retail markets

Customers continue to embrace mobile banking, with mobile payment volumes up 35% sequentially. And nearly half (47%) of active customers only interact with us using a mobile device.

People continue to choose ING as their primary bank. Improved digital and video advice capabilities have led to positive feedback and improved NPS scores from retail and business banking customers in Belgium and the Netherlands over the past year – and these enhanced advice capabilities are also integrated in 'Komfort-Anlage' ('Comfort Investing'), the online investment product recently launched in Germany. 'Komfort-Anlage' complements existing ING smart digital investment tools, like 'Easy Invest' in the Netherlands, and the re-use of components developed with ING's modular 'Touchpoint' technology enabled a short time-to-market of just 12 months. Customers in Germany can choose from seven funds, each with a different asset mix to best match the customer's risk appetite.

Sustainability

133 sustainability deals
supported by ING in 1H2021 (+102% vs 1H2020)

Our environmental, social and governance (ESG) focus drives long-term value creation. In particular, financing and investing in the energy transition offers opportunities and enables us to live up to our societal responsibilities. In the first half of 2021 we supported 133 sustainability deals, which is nearly on a par with 2020's full-year total of 139.

ING is proactively supporting the steel sector on its pathway to net zero emissions, leading a working group of five other leading lenders to the steel industry, with the aim of defining common standards and measurements. We're also helping with the transition of the real estate sector in the Netherlands by providing lower-priced loans to real estate investors for significantly improving the energy ratings of office buildings and other commercial real estate.

Having now completed our research based on the latest scenarios from the International Energy Agency, ING has joined the Net-Zero Banking Alliance. Further details will be included in our sustainability-related disclosures later this year.

Non-financial risk

KYC:
continuous adverse media screening implemented globally

Keeping ING safe, secure and compliant is a top priority. ING takes its responsibility as a gatekeeper to the financial system very seriously, for the safety and security of our customers and society.

Over 4,000 colleagues globally continue to work hard on strengthening our execution of know your customer (KYC) and anti-money-laundering (AML) processes in a structural and sustainable manner.

In 2Q2021, we finalised the implementation of our continuous adverse media screening tool in all of ING's wholesale and retail banking businesses. As a result, the business is better able to identify customers involved in potential criminal activity. We also enhanced our screening control environment, reducing false positives to prevent potential transaction delays for our customers.

2 ING Press Release 2Q2021

Consolidated Results

Consolidated results	2Q2021	2Q2020	Change	1Q2021	Change	1H2021	1H2020	Change
Profit or loss (in € million)								
Net interest income	3,340	3,430	-2.6%	3,513	-4.9%	6,853	6,931	-1.1%
Net fee and commission income	855	723	18.3%	854	0.1%	1,710	1,506	13.5%
Investment income	10	19	-47.4%	39	-74.4%	49	40	22.5%
Other income	312	499	-37.5%	296	5.4%	608	704	-13.6%
Total income	**4,517**	**4,671**	**-3.3%**	**4,702**	**-3.9%**	**9,219**	**9,182**	**0.4%**
Expenses excl. regulatory costs	2,372	2,656	-10.7%	2,429	-2.3%	4,801	4,963	-3.3%
Regulatory costs[1]	172	137	25.5%	587	-70.7%	759	663	14.5%
Operating expenses	**2,543**	**2,793**	**-9.0%**	**3,016**	**-15.7%**	**5,560**	**5,626**	**-1.2%**
Gross result	**1,973**	**1,878**	**5.1%**	**1,686**	**17.0%**	**3,659**	**3,556**	**2.9%**
Addition to loan loss provisions[2]	-91	1,336	-106.8%	223	-140.8%	131	1,998	-93.4%
Result before tax	**2,065**	**542**	**281.0%**	**1,463**	**41.1%**	**3,528**	**1,558**	**126.4%**
Taxation	566	224	152.7%	439	28.9%	1,005	553	81.7%
Non-controlling interests	40	19	110.5%	18	122.2%	59	36	63.9%
Net result	**1,459**	**299**	**388.0%**	**1,005**	**45.2%**	**2,464**	**969**	**154.3%**
Profitability and efficiency								
Interest margin	1.36%	1.44%		1.46%		1.41%	1.48%	
Cost/income ratio	56.3%	59.8%		64.1%		60.3%	61.3%	
Risk costs in bps of average customer lending	-6	85		15		4	64	
Return on equity based on IFRS-EU equity[3]	11.2%	2.3%		7.8%		9.5%	3.7%	
ING Group common equity Tier 1 ratio	15.7%	15.0%		15.5%		15.7%	15.0%	
Risk-weighted assets (end of period, in € billion)	308.6	322.2	-4.2%	311.0	-0.8%	308.6	322.2	-4.2%
Customer balances (in € billion)								
Customer lending	616.3	622.7	-1.0%	623.5	-1.2%	616.3	622.7	-1.0%
Customer deposits	620.6	605.8	2.4%	628.2	-1.2%	620.6	605.8	2.4%
Net core lending growth (in € billion)[4]	-3.7	-7.0		17.8		14.1	5.3	
Net core deposits growth (in € billion)[4]	4.9	20.9		8.1		13.0	30.1	

[1] Regulatory costs comprise bank taxes and contributions to the deposit guarantee schemes ('DGS') and the (European) single resolution fund ('SRF').
[2] The amount presented in 'Addition to loan loss provisions' is equivalent to risk costs.
[3] Annualised net result divided by average IFRS-EU shareholders' equity excluding reserved profits not included in CET1 capital.
[4] Net core lending growth represents the development in loans and advances to customers excluding provisions for loan losses, adjusted for currency impacts, Treasury and run-off portfolios. Net core deposits growth represents customer deposits adjusted for currency impacts, Treasury and run-off portfolios.

Total income

Total income was resilient at €4,517 million in 2Q2021, supported by continued strong fee income and the inclusion of a TLTRO III funding rate benefit in net interest income. Furthermore, other income benefited from a legacy receivable related to the insolvency of a financial institution in the Netherlands.

Net interest income, at €3,340 million, included a €83 million ECB funding rate benefit from the TLTRO III programme. In 1Q2021 a €233 million TLTRO III benefit was recorded, which consisted of the retroactive adjustment in the funding rate for the period 24 June 2020 until 31 March 2021.

Excluding the TLTRO III benefit, net interest income would have declined by €173 million compared with 2Q2020, mainly due to lower margins on liabilities, while average liability volumes increased as the Covid-19 pandemic reduced customer spending. The pressure on net interest income on liabilities was partly absorbed by increased charging of negative interest rates. Lending margins improved slightly. However, with lower average volumes due to reduced loan demand, net interest income on lending declined. Furthermore, foreign currency translation had a negative impact of almost €40 million on net interest income. Higher net interest income in Financial Markets was largely offset by lower treasury-related interest results. Sequentially, net interest income excluding the TLTRO III benefit would have declined by €23 million, primarily due to continued liability margin pressure. This was partly offset by higher net interest income from lending activities.

Net interest income (in € million) and net interest margin (in %)



4,000
3,500
3,000
2,500
2,000
1.80
1.65
1.50
1.35
1.20
3,430
3,329
3,344
3,513
3,340
1.52%
1.48%
1.44%
1.46%
1.40%
1.44%
1.38%
1.41%
1.42%
1.36%
2Q2020
3Q2020
4Q2020
1Q2021
2Q2021
Net interest income
Net interest margin
Net interest margin 4-quarter rolling average

The net interest margin was 10 basis points lower at 1.36% compared with 1Q2021. Excluding the TLTRO III benefits recorded in both quarters, the decline in margin was four basis points, of which two basis points were due to an increase in the average balance sheet, mainly reflecting higher financial assets at fair value through P&L and increased cash and balances with central banks. Average customer lending also increased as most of the TLTRO III eligible asset growth in the first quarter was achieved in March 2021. The remaining

ING Press Release 2Q2021 3

Consolidated Results

decline in the net interest margin was primarily caused by continued margin pressure on savings and current accounts. The margin on lending was higher.

Net core lending growth in 2Q2021, adjusted for the run-off portfolio in Retail Austria, was €-3.7 billion. At the end of June 2021, the €1.3 billion portfolio in Retail Austria was classified as assets held for sale. Net core lending growth in Retail Banking was €5.3 billion and consisted of €4.2 billion growth in residential mortgages (primarily in Germany, Spain and Poland) and €1.1 billion in other retail lending. In Wholesale Banking, net core lending growth was €-9.0 billion, primarily in Financial Markets and Lending, reflecting repayments of term loans and some short-term facilities.

Net core deposits growth in 2Q2021, adjusted for the run-off portfolios in Retail Austria and Retail Czech Republic, was €4.9 billion. In Retail Banking, net core deposits growth was €7.3 billion, mainly in the Netherlands (partly reflecting holiday allowances) and Germany. Wholesale Banking recorded a €2.5 billion outflow. The net outflow in customer deposits at Retail Austria was €3.9 billion, while another €2.2 billion is now classified as liabilities held for sale. The net outflow in the Czech portfolio was €2.1 billion in 2Q2021.

Net fee and commission income amounted to €855 million, 18.3% higher than in 2Q2020. In Retail Banking, the increase was 20.2%, mainly due to higher fee income in daily banking products, supported by higher fees for payment packages and an increasing number of (domestic) payment transactions. Also, fee income on investment products increased in most countries. In Wholesale Banking, year-on-year fee income increased 14.4%, notably in Lending and Daily Banking & Trade Finance. Sequentially, total fee income was in line with the strong first quarter of 2021, as higher daily banking fees in both Retail and Wholesale Banking compensated for lower fee income on investment products after the record-high amount in 1Q2021.

Investment income declined to €10 million. The decrease on both comparable quarters was due to lower results on the disposal of debt instruments; the decrease was partly offset by higher dividend income.

Other income was €312 million in 2Q2021, and included a €72 million receivable due to a better than expected recovery of the insolvency of a financial institution in the Netherlands (recorded in the Corporate Line). In 2Q2020, other income was €499 million, supported by several factors reflecting the rebound of markets relative to the start of the Covid-19 pandemic. The impact of the rebound was mainly reflected in positive valuation adjustments in Financial Markets and positive marked-to-market adjustments in Lending related to syndicated loans and loans at fair value through profit or loss. Sequentially, other income increased by €16 million as the impact of the €72 million receivable was partly offset by lower income in Financial Markets.

Operating expenses

Total operating expenses were €2,543 million. This includes €172 million of regulatory costs, which increased by €35 million on 2Q2020, primarily caused by higher regulatory costs in Germany due to a catch-up in the deposit guarantee scheme contribution following the Greensill insolvency with ongoing higher additions expected until 2024. Compared with 1Q2021, regulatory costs dropped by €415 million as ING is required to recognise certain annual charges in full in the first quarter of the year. Furthermore, operating expenses in 2Q2021 included €39 million of incidental items, reflecting €17 million of additional redundancy provisions and costs related to the accelerated closure of branches in the Netherlands and a €22 million IT-related impairment recorded in the Corporate Line. Operating expenses in 2Q2020 included €310 million of goodwill impairments that were triggered by the impact of the Covid-19 pandemic, whereas 1Q2021 had €84 million of incidental items (related to the announced restructuring of the branch network and the retail advice organisation in the Netherlands, and the announcement to leave the retail banking market in the Czech Republic).

Operating expenses (in € million)



3,000
2,500
2,000
1,500
310
137
2,345
140
111
2,362
223
331
2,361
84
587
2,345
39
172
2,333
2Q2020
3Q2020
4Q2020
1Q2021
2Q2021
Expenses excl. regulatory costs and incidental items
Regulatory costs
Incidental items

Excluding regulatory costs and the aforementioned incidental items, expenses decreased 0.5% compared with 2Q2020. This was primarily driven by lower expenses for third-party staff, professional services and marketing, which more than offset the impact of annual salary increases and some litigation provisions.

Compared with 1Q2021, expenses excluding regulatory costs and incidental items were also 0.5% lower, as cost savings and a slightly higher VAT refund outpaced the impact of annual salary increases.

Addition to loan loss provisions

Risk costs in 2Q2021 showed a total €91 million net release from loan loss provisions. This was mainly driven by releases from the collective provisions following an update of the macroeconomic indicators combined with limited individual Stage 3 provisioning, partly offset by a €109 million addition reflecting the adjustment of some model assumptions in Retail Belgium.

4

ING Press Release 2Q2021

5 ING Press Release 2Q2021 Consolidated Results Addition to loan loss provisions (in € million) 1,500 1,000 500 0 - 500 50 0 - 50 30 - 91 1,336 223 208 2Q2020 3Q2020 4Q2020 1Q2021 2Q2021 Stage 3 2% #  9  A ',!*3"', % - oR * , ! # 1&##2 Risk costs in bps of average customer lending (annualised) 469 - 6 85 15 14 Despite Covid - 19’s impact on the global economy, defaults in our portfolio have been very limited, mainly re fl ecting the quality of the loan portfolio and taking into account the several government support schemes and payment holidays. Once these programmes end, defaults in our portfolio could increase, although we believe that the increase in defaults will be lower than anticipated last year as it has become clear that GDP is likely to be less impacted than expected. The update of the macroeconomic indicators resulted in a €492 million overall release of collective provisions, predominantly in Stage 1 and Stage 2. The e ﬀ ect of the release was partly o ﬀ set by applying a €230 million management overlay to re fl ect an expected delay in credit losses, including those related to more vulnerable sectors under the Covid - 19 pandemic. The combined impact of releases and management overlays was a €262 million net release (versus a €56 million net addition in 1Q2021), recorded predominantly in Stage 1 and Stage 2. In 2Q2021, ING’s return on average IFRS - EU equity improved 150 to 11.2%. On a four - quarter rolling average basis, the return 100 on ING’s average IFRS - EU equity increased to 7.7% from 5.4% in the previous four - quarter rolling period. The increase was caused by a higher four - quarter rolling net result combined with a slight decline in average equity. ING’s return on equity is calculated using IFRS - EU shareholders' equity after excluding 'reserved pro fi t not included in CET1 capital', which currently amounts to €4.0 billion. This fi gure re fl ects the total of the following: the amount originally reserved for the fi nal 2019 distribution, the amount for the remaining distribution of €0.27 per share over the year 2020, as well as 50% of the 1H2021 resilient net pro fi t, which has been reserved for distribution in line with our policy. For 1H2021, resilient net pro fi t (which is de fi ned as net pro fi t adjusted for signi fi cant items not linked to the normal course of business) is equal to net pro fi t . Total net additions to Stage 3 provisions in 2Q2021 were €173 million (down from €189 million in the previous quarter) and were almost fully related to Stage 3 collective provisions, including a €79 million addition for the update of the Retail Belgium models. Stage 1 and 2 risk costs (including o ﬀ - balance sheet provisioning and a €30 million addition for the update of the Retail Belgium models) were € - 265 million in 2Q2021 versus a net addition of €34 million in 1Q2021. Net result ING’s 2Q2021 net result was €1,459 million, almost fi ve times higher than in the year - ago quarter, which had included very high risk costs as well as impairments of goodwill triggered by the impact of the Covid - 19 pandemic. Compared with 1Q2021, the net result rose 45.2%, as the impact of a lower TLTRO III bene fi t was more than o ﬀ set by the release in risk costs and lower regulatory costs. The e ﬀ ective tax rate was 27.4% compared with 41.3% in 2Q2020 (when results included non - deductible goodwill impairments) and 30.0% in 1Q2021. Return on equity ING Group (in %) 15 0 5 10 5.1 4.8 5.4 6.1 2.3 6.0 5.6 7.8 11.2 2Q2020 3Q2020 4Q2020 1Q2021 2Q2021 Return on IFRS - EU equity (quarter) Return on IFRS - EU equity (4 - quarter rolling average) 7.7

Consolidated Balance Sheet

Consolidated balance sheet

in € million	30 Jun. 21	31 Mar. 21	31 Dec. 20
Assets			
Cash and balances with central banks	121,331	112,703	111,087
Loans and advances to banks	26,198	31,033	25,364
Financial assets at fair value through profit or loss	121,402	120,602	103,370
- trading assets	50,652	50,453	51,356
- non-trading derivatives	2,112	2,442	3,583
- designated as at fair value through profit or loss	5,421	5,030	4,126
- mandatorily at fair value through profit or loss	63,217	62,677	44,305
Financial assets at fair value through OCI	33,016	33,738	35,895
- equity securities fair value through OCI	2,434	1,924	1,862
- debt securities fair value through OCI	29,693	30,851	32,977
- loans and advances fair value through OCI	889	963	1,056
Securities at amortised cost	49,467	49,893	50,587
Loans and advances to customers	610,938	617,703	598,176
- customer lending	616,284	623,488	603,956
- provision for loan losses	-5,347	-5,785	-5,779
Investments in associates and joint ventures	1,461	1,502	1,475
Property and equipment	2,631	2,724	2,841
Intangible assets	1,315	1,362	1,394
Other assets	9,210	9,091	7,085
Assets held for sale	1,278	518	
Total assets	**978,246**	**980,870**	**937,275**

	30 Jun. 21	31 Mar. 21	31 Dec. 20
Liabilities			
Deposits from banks	89,134	85,095	78,098
Customer deposits	620,593	628,233	609,642
- savings accounts	330,695	337,785	336,517
- credit balances on customer accounts	268,503	262,631	256,636
- corporate deposits	20,741	25,716	15,941
- other	656	2,101	548
Financial liabilities at fair value through profit or loss	87,141	91,990	82,781
- trading liabilities	26,845	29,700	32,709
- non-trading derivatives	1,925	2,853	1,629
- designated as at fair value through profit or loss	58,370	59,437	48,444
Other liabilities	15,294	15,042	13,226
Debt securities in issue	91,840	90,033	82,065
Subordinated loans	14,791	14,494	15,805
Liabilities held for sale	2,243		
Total liabilities	**921,037**	**924,887**	**881,616**
Equity			
Shareholders' equity	56,222	55,041	54,637
Non-controlling interests	987	941	1,022
Total equity	**57,209**	**55,982**	**55,659**
Total liabilities and equity	**978,246**	**980,870**	**937,275**

Balance sheet

ING's total balance sheet decreased in 2Q2021 by €2.6 billion to €978.2 billion, including €2.3 billion of negative currency impacts. The decrease was mainly due to lower customer lending and reduced loans and advances to banks, which were partly offset by higher cash and balances with central banks. The decline in customer lending was mainly caused by repayments on term loans and some short-term facilities in Wholesale Banking, while further growth in residential mortgages provided a partial offset. At the end of June, assets held for sale consisted of a loan portfolio that had been transferred from customer lending following the decision to discontinue the Austrian retail banking activities before the end of this year. The portfolio will be sold to bank99. At the end of March, assets held for sale consisted of a bond portfolio, following the decision to discontinue retail banking activities in the Czech Republic. This bond portfolio was sold in 2Q2021.

On the liability side of the balance sheet, the main decreases were in customer deposits and financial liabilities at fair value through profit or loss. These decreases were partly offset by higher deposits from banks. The €7.6 billion decline in customer deposits was predominantly caused by outflows in Retail Austria and the Czech Republic, including a €2.2 billion transfer of a deposit portfolio from Retail Austria to liabilities held for sale (in line with the lending portfolio; both will be sold to bank99). The outflows are in line with ING's intention to discontinue its retail activities in these countries before the end of 2021. Excluding Retail Austria and the Czech Republic, customer deposits increased by €0.6 billion, as increases in Retail Netherlands (partly caused by the seasonality of holiday allowances) and Retail Germany were largely offset by declines in Wholesale Banking and Retail Belgium.

Shareholders' equity

Change in shareholders' equity

in € million	2Q2021	1H2021
Shareholders' equity beginning of period	**55,041**	**54,637**
Net result for the period	1,459	2,464
(Un)realised gains/losses fair value through OCI	-3	-42
(Un)realised other revaluations	-2	-3
Change in cashflow hedge reserve	-135	-577
Change in liability credit reserve	1	17
Defined benefit remeasurement	6	29
Exchange rate differences	-149	151
Change in treasury shares	-1	-4
Change in employee stock options and share plans	11	19
Dividend	0	-468
Other changes	-6	-2
Total changes	**1,181**	**1,586**
Shareholders' equity end of period	**56,222**	**56,222**

The increase in shareholders' equity in 2Q2021 mainly reflected the net result of €1,459 million. This was partly offset by a €149 million decrease of the currency translation reserve (mainly depreciation of the USD, TRY and AUD, partly offset by an appreciation of the PLN) and a €135 million negative change in the cashflow hedge reserve, mainly as a result of interest rate movements in 2Q2021. Shareholders' equity per share increased to €14.40 on 30 June 2021 from €14.10 on 31 March 2021.

6 ING Press Release 2Q2021

Capital, Liquidity and Funding

ING Group: Capital position		
in € million	30 Jun. 2021	31 Mar. 2021
Shareholders' equity (parent)	56,222	55,041
- Reserved profit not included in CET1 capital[1]	-4,031	-3,301
- Other regulatory adjustments	-3,666	-3,622
Regulatory adjustments	-7,697	-6,923
Available common equity Tier 1 capital	**48,525**	48,118
Additional Tier 1 securities[2]	5,737	5,801
Regulatory adjustments additional Tier 1	52	49
Available Tier 1 capital	**54,314**	53,968
Supplementary capital - Tier 2 bonds[3]	8,336	7,896
Regulatory adjustments Tier 2	-168	-181
Available Total capital	**62,482**	61,682
Risk-weighted assets	308,581	311,014
Common equity Tier 1 ratio	**15.7%**	15.5%
Tier 1 ratio	17.6%	17.4%
Total capital ratio	20.2%	19.8%
Leverage Ratio	**5.7%**	4.6%

[1] The reserved profit not included in CET1 capital as per 30 June 2021 was €4,031 million, of which €1,232 million relates to the 1H2021 result, €1,044 million to the result of 2020 and €1,754 million to the result of 2019.
[2] Including €4,815 million which is CRR/CRD IV-compliant (1Q2021: €4,878 million) and €922 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (1Q2021: €922 million).
[3] Including €8,183 million which is CRR/CRD IV-compliant (1Q2021: €7,743 million), and €153 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (1Q2021: €153 million).

Capital ratios

ING Group's CET1 ratio increased to 15.7% compared to the previous quarter due to higher CET1 capital and lower RWA. The increase in ING's CET1 capital was mainly due to the inclusion of €0.7 billion of interim profits.

The increase in ING Group's Tier 1 ratio (including grandfathered securities) mirrors trends in the CET1 ratio. The higher total capital ratio (including grandfathered securities) reflects the issuance of a €0.5 billion Green Tier 2 instrument in June 2021.

As per 28 June 2021, ING Group takes into account the impact of netting its cash pools to calculate the leverage exposure. The leverage ratio (including grandfathered securities) therefore increased to 5.7%. The ECB has extended the authorised exclusion of certain central bank exposures (€108.8 billion) until March 2022. Without the exclusion, the leverage ratio was 5.1% (1Q2021: 4.3%).

Risk-weighted assets (RWA)

The decrease in total RWA mainly reflects lower operational RWA and market RWA.

ING Group: Composition of RWA		
in € billion	30 Jun. 2021	31 Mar. 2021
Credit RWA	266.4	265.2
Operational RWA	36.1	38.0
Market RWA	6.0	7.9
Total RWA	**308.6**	**311.0**

Excluding currency impacts, credit RWA increased by €1.7 billion, mainly driven by model impacts (€5.2 billion) reflecting final TRIM impacts and the implementation of the standardised approach for counterparty credit risk (SA-CCR), partially offset by a revised credit conversion factor. The increase due to model impacts was partly offset by an improved collateral profile of the loan book (€-4.4 billion).

Lower operational RWA (€-1.8 billion) were due to regular updates to the AMA model. Lower market RWA (€-1.8 billion) were mainly driven by a reduction in the Historical Value-at-Risk (HVaR) component where the March 2020 volatility fell out of the one-year history period.

Distribution

ING has reserved €729 million of the 2Q2021 net profit for dividend, reflecting our distribution policy of a 50% pay-out ratio on resilient net profit. Resilient net profit (which is defined as net profit adjusted for significant items not linked to the normal course of business) is equal to net profit as there were no adjustments to make.

At the end of 2Q2021, ING reserved €4,031 million for distribution outside of CET1 capital. This includes the amount originally reserved for the final 2019 distribution, the remaining amount originally reserved for the 2020 distribution as well as the amount reserved for dividend from the 1H2021 interim profit.

We will distribute €3,618 million after 30 September 2021. We will pay an amount of €0.48 per share in October 2021, consisting of an interim dividend over 2021 (€0.21 per share, representing 1/3 of the 1H2021 resilient net profit) and the remaining amount originally reserved for the 2020 distribution (€0.27 per share).

Furthermore, we will make an additional distribution of €1,744 million related to the amount reserved over 2019. This will be in the form of cash and/or a share buyback, subject to relevant approvals.

ING Press Release 2Q2021 7

Capital, Liquidity and Funding

TLAC and MREL requirements

Total TLAC and MREL requirements apply to ING Group at the consolidated level of the resolution group. TLAC requirements are currently set at 21% of RWA and 6% of leverage exposure (LR). The available TLAC capacity consists of own funds and senior debt instruments issued by ING Group. As per 30 June 2021, ING Group meets the TLAC requirements.

ING Group: TLAC requirement

in € million	30 Jun. 2021	31 Mar. 2021
TLAC capacity	88,580	86,010
TLAC (as a percentage of RWA)	28.7%	27.7%
TLAC (as a percentage of leverage exposure)	9.3%	7.4%
TLAC surplus based on RWA	**23,686**	**20,604**
TLAC surplus based on LR	**31,293**	**16,344**

ING Group received preliminary MREL requirements from the Single Resolution Board (SRB) of 27.87% on RWA and 5.97% on LR as per 1 January 2024, with intermediate requirements of 27.32% on RWA and 5.97% on LR as per 1 January 2022. The MREL requirements formally still await BRRD2 implementation in Poland. As per 30 June 2021, ING Group already meets the new intermediary MREL requirements.

ING Group: MREL requirement (non-binding)

in € million	30 Jun. 2021	31 Mar. 2021
MREL capacity	88,650	86,105
MREL (as a percentage of RWA)	28.7%	27.7%
MREL (as a percentage of leverage exposure)	9.3%	7.4%
MREL surplus based on RWA[1]	**4,340**	**1,136**
MREL surplus based on LR[1]	**31,650**	**16,787**

[1] The MREL surplus is based on the intermediate MREL requirements that will become binding as per 1 January 2022

Liquidity and funding

ING holds a buffer of High Quality Liquid Assets (HQLA) to ensure sufficient liquidity in times of stress. The adequacy of this buffer is measured by the Liquidity Coverage Ratio (LCR). In 2Q2021, ING's 12-month moving average LCR increased to 141% from 140% due to the increase in the liquidity buffer.

LCR 12-month moving average

in € billion	30 Jun. 2021	31 Mar. 2021
Level 1	148.1	145.6
Level 2A	4.6	4.9
Level 2B	4.1	3.5
Total HQLA	**156.9**	**153.9**
Stressed Outflow	**194.8**	**194.4**
Stressed Inflow	**83.3**	**84.6**
LCR	**141%**	**140%**

The funding mix in the second quarter of 2021 stayed largely the same as in the first quarter of 2021. A decrease in the share of corporate customer deposits was observed, compensated by an increase in the share of Interbank funding. The outflow of deposits from the retail banking activities in the Czech Republic and in Austria was offset by the inflow of deposits in the Netherlands, Germany and Spain.

ING Group: Loan-to-deposit ratio and funding mix

in %	30 Jun. 2021	31 Mar. 2021
Loan-to-deposit ratio	0.98	0.98
Key figures		
Customer deposits (retail)	50%	50%
Customer deposits (corporate)	20%	21%
Lending / repurchase agreement	7%	7%
Interbank	10%	9%
CD/CP	3%	3%
Long-term senior debt	8%	8%
Subordinated debt	2%	2%
Total[1]	**100%**	**100%**

[1] Liabilities excluding trading securities and IFRS equity.

ING's long-term debt position decreased by €1 billion versus 1Q2021. The decrease was mainly caused by €3.4 billion of maturities, partially offset by a US$2.25 billion (€1.9 billion) Senior Holdco issuance in April and a debut €0.5 billion Green Tier 2 issuance in June 2021.

Long-term debt maturity ladder per currency, 30 June 2021

in € billion	Total	'21	'22	'23	'24	'25	'26	>'26
EUR	49	5	7	5	1	4	3	25
USD	17	1	4	3	1	0	2	7
Other	8	0	0	1	1	0	1	3
Total	**75**	**6**	**11**	**9**	**3**	**4**	**7**	**36**

Ratings

The ratings and outlook from Moody's and Fitch remained unchanged in the quarter, while the outlook from S&P on ING Groep N.V. improved to stable.

Main credit ratings of ING on 5 August 2021

	Standard & Poor's		Moody's		Fitch	
	Rating	Outlook	Rating	Outlook	Rating	Outlook
ING Groep N.V.	A-	Stable	Baa1	Stable	A+	Negative
ING Bank N.V.	A+	Stable	Aa3	Stable	AA-	Negative

8 ING Press Release 2Q2021

Risk Management

ING Group: Total credit outstandings[1]

in € million	Credit outstandings 30 Jun. 2021	Credit outstandings 31 Mar. 2021	Stage 2 30 Jun. 2021	Stage 2 31 Mar. 2021	Stage 2 ratio 30 Jun. 2021	Stage 2 ratio 31 Mar. 2021	Stage 3 30 Jun. 2021	Stage 3 31 Mar. 2021	Stage 3 ratio 30 Jun. 2021	Stage 3 ratio 31 Mar. 2021
Residential mortgages	310,919	307,904	12,042	12,482	3.9%	4.1%	3,841	4,037	1.2%	1.3%
of which Netherlands	112,259	112,220	5,776	6,077	5.1%	5.4%	780	790	0.7%	0.7%
of which Belgium	41,374	41,099	3,465	3,484	8.4%	8.5%	1,468	1,648	3.5%	4.0%
of which Germany	82,525	80,561	1,558	1,546	1.9%	1.9%	387	383	0.5%	0.5%
of which Rest of the world	74,761	74,024	1,244	1,375	1.7%	1.9%	1,205	1,217	1.6%	1.6%
Consumer lending	25,702	25,172	2,126	2,264	8.3%	9.0%	1,189	1,251	4.6%	5.0%
Business lending	97,379	96,259	13,759	16,180	14.1%	16.8%	3,474	3,401	3.6%	3.5%
of which Netherlands	36,130	35,894	5,282	6,289	14.6%	17.5%	924	922	2.6%	2.6%
of which Belgium	44,345	44,091	6,638	8,061	15.0%	18.3%	1,745	1,643	3.9%	3.7%
Other retail banking	63,222	66,272	759	774	1.2%	1.2%	200	209	0.3%	0.3%
Retail Banking	**497,222**	**495,608**	**28,686**	**31,701**	**5.8%**	**6.4%**	**8,704**	**8,898**	**1.8%**	**1.8%**
Lending	157,504	160,801	16,181	17,214	10.3%	10.7%	2,929	3,390	1.9%	2.1%
Daily Banking & Trade Finance	62,888	64,236	2,831	2,607	4.5%	4.1%	266	396	0.4%	0.6%
Financial Markets	7,785	19,667			0.0%	0.0%			0.0%	0.0%
Treasury & Other	58,852	41,567	286	279	0.5%	0.7%	84	114	0.1%	0.3%
Wholesale Banking	**287,029**	**286,270**	**19,299**	**20,100**	**6.7%**	**7.0%**	**3,278**	**3,900**	**1.1%**	**1.4%**
Total loan book	**784,251**	**781,878**	**47,984**	**51,801**	**6.1%**	**6.6%**	**11,982**	**12,799**	**1.5%**	**1.6%**

[1] Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off balance positions) and Corporate Line.

Covid-19

Although the roll-out of the vaccine programmes gained momentum in the second quarter of 2021, accompanied by the gradual reopening of economies, the end of the second quarter of 2021 was again marked by an increasing number of Covid-19 infections, mainly due to the spread of the Delta variant. ING continues to closely monitor the developments around and effects of the ongoing Covid-19 pandemic.

Based on the potential economic and social implications for the countries and sectors where ING is active, mitigating actions have been implemented and will be adapted as necessary as we continue to support our customers during these challenging times.

Our employees are still largely working from home, supported by the appropriate tools. A central ING team provides guidance on health and safety measures, travel advice and business continuity. As the situation differs from country to country, ING is following local government guidelines in its response to the Covid-19 pandemic.

Credit risk management

At the end of June 2021, in line with the European Banking Association (EBA) moratoria guidelines, approximately 159,000 customers had been granted payment holidays (down from 171,000 customers as per end of March 2021 due to reimbursements and prepayments). The total exposure of loans for which a payment holiday has been granted amounts to €17.5 billion, of which over 56% were for customers located in the Netherlands and Belgium. At the end of June 2021, the outstanding amount of granted payment holidays not expired was €0.7 billion.

Total credit outstandings rose slightly in the second quarter of 2021, mainly due to increases in residential mortgages in Germany, Spain and Poland, whereas in Wholesale Banking the increase in Treasury & Other was almost fully offset by a decrease in the other segments. Stage 2 outstandings decreased, mainly within business lending, driven by migration back to Stage 1 combined with reduced exposure for the current Stage 2 clients. Stage 3 outstandings decreased in this quarter, primarily within Wholesale Banking, due to a relatively low amount of new files, which were more than offset by Stage 3 reductions on existing files, among others as a result of repayments.

In the second quarter, ING Group's stock of provisions decreased, as the impact from the updated macroeconomic indicators was partly offset by a management overlay to reflect an expected delay in credit losses. The Stage 3 coverage ratio increased to 30.2% compared to 29.4% in the previous quarter. The loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project- and asset-based finance, and real estate finance with generally low loan-to-value ratios.

ING Group: Stock of provisions[1]

in € million	30 Jun. 2021	31 Mar. 2021	Change
Stage 1 - 12-month ECL	505	548	-43
Stage 2 - Lifetime ECL not credit impaired	1,306	1,550	-244
Stage 3 - Lifetime ECL credit impaired	3,614	3,765	-151
Purchased credit impaired	3	3	-0
Total	**5,427**	**5,866**	**-439**

[1] At the end of June 2021, the stock of provisions included provisions for loans and advances to central banks (€4 million), loans and advances to banks (€20 million), financial assets at FVOCI (€12 million), securities at amortised cost (€22 million), provisions for loans and advances to customers (€5,347 million) and provisions for contingent liabilities (credit replacements) recorded under Provisions (€23 million).

ING Press Release 2Q2021 9

10 ING Press Release 2Q2021 Segment Reporting: Retail Banking Risk Management Market risk The average Value - at - Risk (VaR) for the trading portfolio decreased to €7 million from €21 million in 1Q2021, mainly due to a further decrease in xVA exposure. ING Group: Consolidated VaR trading books in € million Minimum Maximum Average Quarter - end Foreign exchange 1 3 1 1 Equities 1 2 2 1 Interest rate 5 8 6 5 Credit spread 2 4 3 2 Diversi fi cation - 6 - 4 Total VaR 1) 6 11 7 6 1) The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as for total VaR may occur on di ﬀ erent dates. Non - fi nancial risk As previously disclosed, after our September 2018 settlement with Dutch authorities concerning Anti - Money Laundering (AML) matters, and in the context of signi fi cantly increased attention to the prevention of fi nancial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING’s internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes. Some have also resulted in, and may continue to result in, fi ndings, or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. We intend to continue to work in close cooperation with authorities as we work to improve our management of non - fi nancial risks. ING is also aware, including as a result of media reports, that other parties may, among other things, seek to commence legal proceedings against ING in connection with the subject matter of the settlement and have fi led or may fi le requests for disciplinary proceedings against ING employees based on the Dutch “Banker’s oath”. We will continue our e ﬀ orts to enhance the management of compliance risks and embed stronger awareness across the whole organisation. These steps are part of the global KYC programme and set of initiatives, which include enhancing KYC fi les and working on various structural improvements in compliance policies, tooling, monitoring, governance, knowledge and behaviour.

Segment Reporting: Retail Banking

Retail Benelux: Consolidated profit or loss account

	Retail Benelux			Netherlands			Belgium		
In € million	2Q2021	2Q2020	1Q2021	2Q2021	2Q2020	1Q2021	2Q2021	2Q2020	1Q2021
Profit or loss									
Net interest income	1,245	1,344	1,300	809	883	842	437	461	457
Net fee and commission income	322	262	295	194	164	173	127	98	121
Investment income	7	9	25	7	10	23	0	0	2
Other income	77	136	108	42	73	47	35	62	62
Total income	**1,651**	**1,751**	**1,728**	**1,052**	**1,130**	**1,086**	**599**	**621**	**642**
Expenses excl. regulatory costs	824	888	895	484	487	537	340	401	358
Regulatory costs	51	42	323	46	35	114	5	8	209
Operating expenses	**875**	**930**	**1,218**	**530**	**522**	**651**	**345**	**408**	**567**
Gross result	**776**	**821**	**510**	**522**	**609**	**435**	**254**	**212**	**74**
Addition to loan loss provisions	23	276	107	-55	120	-10	77	156	117
Result before tax	**753**	**545**	**403**	**576**	**489**	**445**	**177**	**56**	**-43**
Profitability and efficiency									
Net core lending growth (in € billion)	1.0	-2.3	-0.1	0.4	-0.9	0.2	0.5	-1.4	-0.4
Net core deposits growth (in € billion)	2.9	12.4	4.5	4.2	9.6	5.1	-1.3	2.9	-0.5
Cost/income ratio	53.0%	53.1%	70.5%	50.4%	46.2%	59.9%	57.6%	65.8%	88.4%
Risk costs in bps of average customer lending	4	44	17	-14	30	-3	35	68	52
Return on equity based on 12.5% CET1[1)]	21.1%	13.8%	11.4%	31.5%	24.4%	25.0%	10.0%	2.1%	-2.7%
Risk-weighted assets (end of period, in € billion)	85.3	87.7	82.6	44.7	45.1	41.9	40.6	42.5	40.7

[1)] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Netherlands

Net interest income was affected by continued margin pressure on customer deposits. Year-on-year interest results from lending products declined, mainly reflecting lower lending volumes as a result of lower demand. Sequentially, lending margins improved, while the TLTRO III benefit was €8 million against €23 million in 1Q2021. Fee income benefited from higher fees in daily banking, supported by increased payment packages fees, and compared with 2Q2020, fees from investment products also increased.

Net core lending growth in 2Q2021 was €0.4 billion and fully attributable to higher mortgage volumes, which more than offset a small decline in other lending. Net core deposits growth was €4.2 billion, driven by holiday allowances and lower customer spending due to the lockdown measures.

Operating expenses in 2Q2021 included €17 million of additional redundancy provisions and costs related to the accelerated closure of branches, whereas 1Q2021 had included €73 million of redundancy and restructuring costs related to the previously announced restructuring of the branch network and retail advice organisation. Expenses excluding regulatory costs and the aforementioned items declined by €20 million year-on-year, mainly due to lower third-party staff costs. Compared with 1Q2021, adjusted expenses were up €3 million, including higher marketing costs and a litigation provision.

Risk costs showed a net release of €55 million, as releases in the mortgage and business lending portfolios - due to improved macroeconomic indicators - more than offset a €15 million net addition related to the consumer lending portfolio.

Retail Belgium (including Luxembourg)

Net interest income benefited from an improvement of the lending margin both year-on-year and sequentially, which partly compensated for continued margin pressure on customer deposits. The TLTRO III benefit was €10 million this quarter, down from €38 million in 1Q2021. Fee income increased, driven primarily by investment products (following a successful campaign in 2Q2021) and daily banking products. Other income was lower because both comparable quarters were supported by positive treasury-related fair value adjustments.

Net core lending growth was €0.5 billion in 2Q2021, of which almost €0.5 billion was in residential mortgages and €0.2 billion in business lending, while consumer lending declined. Net core deposits growth showed an outflow of €1.3 billion, with declines in both savings and current accounts.

Operating expenses declined compared with both prior periods as 1Q2021 had included the annual Belgian regulatory costs (which are booked in full in the first quarter of each year) and 2Q2020 a goodwill impairment of €43 million. Both year-on-year and sequentially, expenses excluding regulatory costs and incidental items were €18 million lower, mainly due to lower staff costs.

Risk costs were €77 million in 2Q2021 and included a €109 million collective provision (of which €79 million was in Stage 3) to accommodate for an update of models, primarily related to business banking. Excluding this model update, 2Q2021 risk costs would have showed a net release of €32 million.

ING Press Release 2Q2021 11

Segment Reporting: Retail Banking

Retail Challengers & Growth Markets: Consolidated profit or loss account

	Retail Challengers & Growth Markets			Germany			Other Challengers & Growth Markets		
In € million	2Q2021	2Q2020	1Q2021	2Q2021	2Q2020	1Q2021	2Q2021	2Q2020	1Q2021
Profit or loss									
Net interest income	1,032	1,089	1,057	356	405	378	676	683	679
Net fee and commission income	232	198	278	108	109	148	124	89	130
Investment income	1	7	6	0	0	6	1	7	0
Other income	98	74	62	23	28	15	75	47	47
Total income	**1,362**	**1,368**	**1,403**	**488**	**542**	**548**	**874**	**826**	**855**
Expenses excl. regulatory costs	769	748	780	266	253	256	503	494	524
Regulatory costs	112	74	117	49	19	33	63	55	84
Operating expenses	**881**	**821**	**897**	**315**	**272**	**289**	**566**	**549**	**608**
Gross result	**482**	**547**	**505**	**173**	**270**	**259**	**309**	**277**	**247**
Addition to loan loss provisions	35	178	85	16	8	3	19	170	82
Result before tax	**447**	**369**	**420**	**158**	**262**	**255**	**289**	**107**	**165**
Profitability and efficiency									
Net core lending growth (in € billion)	4.4	0.9	2.8	2.2	0.9	1.3	2.2	0.0	1.5
Net core deposits growth (in € billion)	4.4	8.2	0.2	3.8	2.4	1.7	0.6	5.8	-1.5
Cost/income ratio	64.6%	60.0%	64.0%	64.5%	50.2%	52.8%	64.7%	66.5%	71.1%
Risk costs in bps of average customer lending	7	39	18	7	4	1	8	71	33
Return on equity based on 12.5% CET1[1)]	13.2%	8.8%	11.8%	11.4%	15.7%	18.3%	14.3%	4.9%	7.9%
Risk-weighted assets (end of period, in € billion)	79.3	76.4	78.5	30.8	28.5	29.8	48.4	47.9	48.7

[1)] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Germany (including Austria)

Net interest income was supported by strong growth in mortgage volumes, which partly offset continued liability margin pressure. The interest margin on mortgages improved year-on-year, but was slightly lower sequentially. Fee income was flat compared to 2Q2020 as fees for investment products and daily banking grew, while mortgage fees declined. The latter was caused by an increase in fees paid to brokers on the back of increased mortgage production in ING Germany, which more than offset higher fee income originating from strong production levels at Interhyp. Sequentially, investment product fees declined after their record-high level in 1Q2021, reflecting a lower number of trades in a less volatile market. Furthermore, the charging of certain account fees to existing customers was suspended following the ruling of the German Federal Supreme Court, which only had a very limited effect on fee income.

Net core lending growth in 2Q2021 (excluding the Austrain run-off portfolio) was €2.2 billion, of which €1.9 billion was in mortgages. Net core deposits growth was €3.8 billion. The remaining Austrian customer lending and deposits portfolios are now classified as assets and liabilities held for sale.

Operating expenses in 2Q2021 included a €30 million catch-up in regulatory costs following the Greensill insolvency with ongoing higher additions expected until 2024. Expenses excluding regulatory costs increased, mainly due to business growth at Interhyp, costs related to the discontinuation of the Austrian retail banking activities, and an annual payment to employees related to their working from home.

Risk costs were €16 million, of which €10 million related to Private Individuals (predominantly consumer lending) and €6 million to Business Banking.

Retail Other Challengers & Growth Markets

Net interest income in 2Q2021 was supported by higher volumes in mortgages and stable lending margins, which largely compensated for negative currency impacts and the impact from continued margin pressure on customer deposits. Fee income grew 39% year-on-year, mainly reflecting the increase in daily banking fees in Poland, Spain and Romania, while sequentially the level of investment product fees was slightly lower. Other income in 2Q2021 included the proceeds of the agreement with Raiffeisenbank in the Czech Republic following the announcement that ING is leaving the Czech retail banking market by the end of 2021. Results in Turkey were furthermore negatively affected by interest rates and currency impacts.

Net core lending growth was €2.2 billion in 2Q2021, mainly due to growth in mortgages in Poland, Spain and Australia, as well as business lending growth in Poland. Net core deposits growth (excluding the Czech run-off portfolio) was €0.6 billion. The customer deposits portfolio in the Czech Republic decreased by €2.1 billion to €0.5 billion at the end of June 2021.

Expenses excluding regulatory costs grew 1.8% compared with one year ago and were almost flat sequentially, when adjusted for the €11 million of restructuring costs following the announcement on leaving the Czech retail banking market and an €11 million legal provision in Spain, both recorded in 1Q2021.

Risk costs were €19 million in 2Q2021 and mainly included net additions in Spain and Romania.

12 ING Press Release 2Q2021

Segment Reporting: Wholesale Banking

Wholesale Banking: Consolidated profit or loss account			
	Total Wholesale Banking		
In € million	2Q2021	2Q2020	1Q2021
Profit or loss			
Net interest income	1,006	927	1,038
Net fee and commission income	302	264	278
Investment income	2	3	8
Other income	84	315	173
Total income	**1,394**	**1,509**	**1,497**
Expenses excl. regulatory costs	656	909	640
Regulatory costs	9	20	148
Operating expenses	**665**	**929**	**787**
Gross result	**730**	**580**	**709**
Addition to loan loss provisions	-149	882	30
Result before tax	**879**	**-302**	**679**
of which:			
Lending	682	-284	478
Daily Banking & Trade Finance	131	41	89
Financial Markets	79	217	80
Treasury & Other	-13	-276	32
Profitability and efficiency			
Net core lending growth (in € billion)	-9.0	-5.6	15.1
Net core deposits growth (in € billion)	-2.5	0.3	3.3
Cost/income ratio	47.7%	61.6%	52.6%
Risk costs in bps of average customer lending	-33	186	7
Return on equity based on 12.5% CET1[1]	14.9%	-6.0%	11.7%
Risk-weighted assets (end of period, in € billion)	141.0	155.5	147.2

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Net interest income was supported by the recognition of a €31 million TLTRO III benefit. Compared with one year ago, 2Q2021 further benefited from improved margins on lending and customer deposits (reflecting higher negative interest charges), as well as higher interest results in Financial Markets and in Treasury & Other. This more than compensated for lower average lending volumes and negative currency impacts. The previous quarter included a €83 million TLTRO III benefit.

Fee income increased year-on-year due to improved syndicated deal activity, various fee and pricing initiatives in Payments & Cash Management (PCM), as well as higher fee income in Trade & Commodity Finance (TCF) on the back of higher oil prices. Sequentially, fee income improved due to the aforementioned items and increased deal flow in Corporate Finance.

Other income reflected lower Financial Markets income in FM Trading and negative valuation adjustments in Lending, while the year-ago quarter had included positive valuation adjustments in both Financial Markets and Lending, supported by a rebound from abrupt downward market movements in 1Q2020 following the start of the Covid-19 pandemic. Sequentially, other income decreased due to negative valuation adjustments in Lending as well as lower income in Financial Markets due to lower volatility in markets.

Net core lending growth was €-9.0 billion in 2Q2021, of which €-4.3 billion was in Financial Markets (mainly repayments of short-term facilities), €-3.6 billion in Lending (repayments of term loans and short-term facilities) and €-1.1 billion in Daily Banking & Trade Finance (lower quarterly spike and reduced oil-related client activity). Net core deposits growth showed an outflow of €2.5 billion in 2Q2021, mainly in Financial Markets.

In the previous quarter, regulatory costs reflected the annual contribution to the single resolution fund. Expenses excluding regulatory costs in 2Q2021 included €18 million of legal provisions, compared to €11 million in the previous quarter, while 2Q2020 had included €260 million of goodwill impairments as well as a €15 million impairment of intangible assets. Expenses excluding regulatory costs, the aforementioned items and currency impacts increased 2.1% compared to 2Q2020 and 1.1% sequentially. This, however, was mostly driven by annual salary increases, higher IT costs and increased VAT on head office charges (including the impact of the Danske Bank case, which was recorded for the first time this quarter), while the underlying cost-efficiency measures continue to reduce costs.

Risk costs in 2Q2021 showed a net release, driven by releases in management overlays caused by improved macroeconomic indicators. Additions to Stage 3 provisions in 2Q2021 were limited.

The 2Q2021 result before tax of Lending increased both year-on-year and sequentially, reflecting a net release in risk costs this quarter, while risk costs in 2Q2020 had been elevated following the start of the Covid-19 pandemic. Both fee income and the net interest margin, excluding the TLTRO III benefit,

ING Press Release 2Q2021 13

Segment Reporting: Wholesale Banking

showed an upward trend, while overall income was impacted by lower valuation adjustments. Average customer lending increased sequentially, but was lower than in the year-ago quarter. The TLTRO III benefit was €13 million in 2Q2021 compared with €43 million in 1Q2021. Expenses excluding regulatory costs increased sequentially by 2.3%, mainly due to higher staff-related expenses.

The quarterly result before tax of Daily Banking & Trade Finance improved year-on-year due to higher income, supported by higher TCF income (reflecting higher average oil prices and improved margins), increased PCM income reflecting pricing and fee initiatives, and a €5 million TLTRO III benefit. Expenses excluding regulatory costs decreased year-on-year as 2Q2020 had included a €15 million impairment of intangible assets. Sequentially, expenses excluding regulatory costs declined due to lower legal provisions.

The result before tax of Financial Markets decreased year-on-year due to lower positive valuation adjustments, as well as lower results in all FM Trading businesses, as 2Q2020 had been supported by a rebound from abrupt downward market movements following the start of the Covid-19 pandemic. Sequentially, income was mainly impacted by a decrease in the TLTRO III benefit combined with lower income in FM Trading.

The result before tax of Treasury & Other improved year-on-year, as 2Q2020 had included €260 million of goodwill impairments and negative hedge results. Sequentially, income decreased, mainly due to lower Treasury-related revenues, including lower valuation adjustments and net capital gains. This was partly compensated by increased deal flow in Corporate Finance. Expenses excluding regulatory costs were up sequentially, mainly reflecting €14 million of legal provisions.

14 ING Press Release 2Q2021

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account			
In € million	2Q2021	2Q2020	1Q2021
Profit or loss			
Net interest income	56	70	118
Net fee and commission income	0	-2	4
Investment income	0	0	0
Other income	52	-26	-47
Total income	**109**	**42**	**75**
Expenses excl. regulatory costs	123	111	113
Regulatory costs	0	1	0
Operating expenses	**123**	**112**	**113**
Gross result	**-14**	**-70**	**-39**
Addition to loan loss provisions	0	0	0
Result before tax	**-14**	**-70**	**-39**
of which:			
Income on capital surplus	-1	-8	3
Foreign currency ratio hedging	71	80	81
Other Group Treasury	-40	-30	-13
Group Treasury	31	41	71
Other Corporate Line	-45	-111	-109

Total income in the Corporate Line was €109 million and included the recognition of a €72 million receivable due to a better than expected recovery of the insolvency of a financial institution in the Netherlands, which was recorded in other income.

Compared with 2Q2020, income in the Corporate Line increased, mainly due to the aforementioned €72 million receivable. Excluding this item, income would have been €37 million. Net interest income in 2Q2021 included an initial €32 million funding rate benefit related to TLTRO III versus a €79 million benefit in 1Q2021.

Operating expenses in 2Q2021 included a €22 million IT-related impairment and a slightly higher VAT refund compared with both comparable quarters, whereas 2Q2020 had included €8 million of goodwill impairments. The increase versus 2Q2020 was mainly due to higher shareholder expenses following a change in the allocation of group overhead expenses in the fourth quarter of 2020; this was largely offset by a lower allocation of group overhead expenses in the business lines.

ING Press Release 2Q2021 15

Share information

	2Q2021	1Q2021	4Q2020	3Q2020	2Q2020
Shares (in millions, end of period)					
Total number of shares	3,904.0	3,904.0	3,900.7	3,900.6	3,900.6
- Treasury shares	0.7	0.7	0.6	1.5	0.5
- Shares outstanding	3,903.3	3,903.4	3,900.1	3,899.2	3,900.1
Average number of shares	3,903.4	3,900.4	3,899.8	3,900.0	3,899.5
Share price (in euros)					
End of period	11.14	10.43	7.64	6.06	6.20
High	11.65	10.61	8.60	7.17	7.27
Low	10.10	7.30	5.76	5.87	4.53
Net result per share (in euros)	0.37	0.26	0.19	0.20	0.08
Shareholders' equity per share (end of period in euros)	14.40	14.10	14.01	13.90	13.92
Distribution per share (in euros)	-	-	0.12	-	0.48
Price/earnings ratio[1]	10.9	14.4	12.0	9.0	7.6
Price/book ratio	0.77	0.74	0.55	0.44	0.45

[1] Four-quarter rolling average

Financial calendar

Ex-date for announced distribution (Euronext Amsterdam):	Monday, 4 October 2021
Record date for announced distribution entitlement (Euronext Amsterdam):	Tuesday, 5 October 2021
Record date for announced distribution entitlement (NYSE):	Tuesday, 5 October 2021
Payment date announced distribution (Euronext Amsterdam):	Tuesday, 12 October 2021
Payment date announced distribution (NYSE):	Tuesday, 12 October 2021
Publication results 3Q2021:	Thursday, 4 November 2021

All dates are provisional

ING profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 57,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's strategy, evidenced by ING's leading position in sector benchmarks by Sustainalytics and MSCI. ING ranks first in our market-cap group by Sustainalytics as of July 2020. ING's ESG rating by MSCI was upgraded to 'AA' in December 2020. ING Group shares are included in major sustainability and Environmental, Social and Governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell. In January 2021, ING received an ESG evaluation score of 83 ('strong') from S&P Global Ratings.

Further information

All publications related to ING's 2Q2021 results can be found at www.ing.com/2q2021, including a video with CEO Steven van Rijswijk. The 'Steven on Air' video is also available on YouTube.

Additional financial information is available at www.ing.com/ir:
- ING Group historical trend data
- ING Group analyst presentation (also available via SlideShare)
- Interim financial statements for the period ended 30 June 2021 for ING Groep N.V. and ING Bank N.V.

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos, videos of ING operations, buildings and its executives are available for download at Flickr. ING presentations are available at SlideShare.

Important legal information

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

ING Group's annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS-EU'). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2020 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING's core markets, including changes affecting currency exchange rates (2) the effects of the Covid-19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING's business and operations and on ING's employees, customers and counterparties (3) changes affecting interest rate levels (4) any default of a major market participant and related market disruption (5) changes in performance of financial markets, including in Europe and developing markets (6) political instability and fiscal uncertainty in Europe and the United States (7) discontinuation of or changes in 'benchmark' indices (8) inflation and deflation in our principal markets (9) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (10) failures of banks falling under the scope of state compensation schemes (11) non-compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (12) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities (13) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (14) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions, (also among members of the group) (15) regulatory consequences of the United Kingdom's withdrawal from the European Union, including authorizations and equivalence decisions (16) ING's ability to meet minimum capital and other prudential regulatory requirements (17) changes in regulation of US commodities and derivatives businesses of ING and its customers (18) application of bank recovery and resolution regimes, including write-down and conversion powers in relation to our securities (19) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers who feel mislead and other conduct issues (20) changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA (21) operational risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business (22) risks and challenges related to cybercrime including the effects of cyber-attacks and changes in legislation and regulation related to cybersecurity and data privacy (23) changes in general competitive factors, including ability to increase or maintain market share (24) the inability to protect our intellectual property and infringement claims by third parties (25) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (26) changes in credit ratings (27) business, operational, regulatory, reputation and other risks and challenges in connection with climate change (28) inability to attract and retain key personnel (29) future liabilities under defined benefit retirement plans (30) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (31) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (32) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V.(including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com.

This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING's control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

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ING Press Release 2Q2021